Filed by FirstEnergy Corp. Pursuant to
                           Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                           Commission File No.:  333-21011
                           Subject Company:  FirstEnergy Corp.

FirstEnergy (R)

Corporate Strategy:
          On Course

                                             August 2000

NEW FIRSTENERGY

-  Doubles our number of electric customers to 4.3 million

-  Creates nation's sixth largest electric utility system



[Map of Ohio and Pennsylvania]


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FirstEnergy(R)                    Corporate Strategy:  On Course
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

MANAGEMENT AND GOVERNANCE

-  MANAGEMENT

   -  Pete Burg, Vice Chairman and CEO

   -  Fred Hafer, Chairman


-  BOARD OF DIRECTORS

   -  10 FirstEnergy

   -  6 GPU

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FirstEnergy(R)                    Corporate Strategy:  On Course
----------------------------------------------------------------

GREATER SCOPE AND SIZE

-  Adding GPU's electric operating companies

- Forming nation's fourth largest mechanical contracting & construction business

- Diversifying our base of revenues through larger customer base and new products and services

   -  Electricity

   -  Fiber Optics

   -  Facilities Services

   -  Long-Distance Telephone Service

   -  Natural Gas

   -  e-Commerce



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FirstEnergy(R)                    Corporate Strategy:  On Course
----------------------------------------------------------------

SUCCEEDING IN NEW MARKETS

- Added more than 20,000 electricity accounts in Pennsylvania, New Jersey and Delaware

-  Tremendous advantage as we prepare to merge GPU into our operations

[Graphic]


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FirstEnergy(R)                    Corporate Strategy:  On Course
----------------------------------------------------------------

DEREGULATION IN OHIO

- Our experience in unregulated markets is preparing us to compete in Ohio, which will still represent more than half of our electric distribution business




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FirstEnergy(R)                    Corporate Strategy:  On Course
----------------------------------------------------------------

TRANSITION COST RECOVERY

-  Gives us the opportunity to recover $6.9 billion

-  Provides cash needed to pay down debt without write-offs

[Graphic]


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FirstEnergy(R)                    Corporate Strategy:  On Course
----------------------------------------------------------------

IMPROVED INVESTMENT COMMUNITY OUTLOOK

- Erases many questions about our ability to recover multi-billion dollar investments

-  Recovery of costs vital to our success

[Graphic]


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FirstEnergy(R)                    Corporate Strategy:  On Course
----------------------------------------------------------------

FUNDING THE GPU MERGER

(Map displaying states of Wisconsin, Michigan, Illinois, Indiana,
Kentucky, Ohio, West Virginia, Virginia, New York, Pennsylvania,
New Jersey, Maryland, Delaware)

-  Issuance of FirstEnergy common stock

-  Long-term debt

-  Bank borrowings



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FirstEnergy(R)                    Corporate Strategy:  On Course
----------------------------------------------------------------

SUPPORTS OUR CORPORATE STRATEGY

- Attracting customers in new markets with high-quality, competitively priced products and services

-  Will replace lost revenues and grow our business

[Graphic]


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FirstEnergy(R)                    Corporate Strategy:  On Course
----------------------------------------------------------------

FIRSTENERGY SERVICES

-  Succeeding in unregulated markets

   -  Electricity

   -  Natural gas

   -  Facilities services

   -  Telecommunications

-  Pre-merger projected revenues of $1.3 billion for 2000; $3 billion for
   2005




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FirstEnergy(R)                    Corporate Strategy:  On Course
----------------------------------------------------------------

FACILITIES SERVICES GROUP

-  11 companies

-  3,400 employees

-  $500 million in annual sales

-  Services include:

   -  Heating

   -  Ventilation

   -  Air conditioning

   -  Facilities management

   -  Mechanical contracting

   -  Energy management

[Graphic]

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FirstEnergy(R)                    Corporate Strategy:  On Course
----------------------------------------------------------------

GPU WILL FURTHER EXPAND FACILITIES SERVICES GROUP

MYR GROUP

- Major supplier to energy, telecommunications, transportation and steel industries

- Adds power line and substation construction and transmission and distribution line work

[Map of United States]



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FirstEnergy(R)                    Corporate Strategy:  On Course
----------------------------------------------------------------

NATURAL GAS OPERATIONS

-  Sales expected to produce more than $400 million in 2000

-  Third largest producer in the Appalachian Basin

-  More than 40,000 customers in the Midwest


[Graphic]

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FirstEnergy(R)                    Corporate Strategy:  On Course
----------------------------------------------------------------

INTERNET TECHNOLOGIES

PANTELLOS CORPORATION

- Internet-based market for buyers and sellers in the energy marketplace

-  Savings expected from streamlined procurement process

{Graphic]
Innovative supply chain solutions




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FirstEnergy(R)                    Corporate Strategy:  On Course
----------------------------------------------------------------

TELECOMMUNICATIONS ADVANCEMENTS

AMERICA'S FIBER NETWORK

-  Super-regional, high speed fiber optics company

-  With GPU, our ownership stake will exceed 30%

- Will reach about one-third of the wholesale telecommunications market



[Map displaying America's Fiber Network Route Map of AEPC, Allegheny, CFW, FirstEnergy, GPU, R & B]



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FirstEnergy(R)                    Corporate Strategy:  On Course
----------------------------------------------------------------

OUR CHANGING COMPANY

- Diversification provides our customers with the competitively priced products and services they want and need


[Graphic]

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FirstEnergy(R)                    Corporate Strategy:  On Course
----------------------------------------------------------------

POSITIONED TO SUCCEED

-  Future looks bright

-  Highly skilled, knowledgeable, motivated employees

-  We'll prosper with your support, hard work, and creative ideas

[Graphic]


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FirstEnergy(R)                    Corporate Strategy:  On Course
----------------------------------------------------------------


Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
This material contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FirstEnergy Corp. and GPU, Inc. are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in FirstEnergy's and GPU's filings with the SEC, including risks and uncertainties relating to: failure to obtain expected synergies from the merger, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy market prices, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to FirstEnergy's and GPU's most recent reports filed with the SEC.

Additional Information and Where to Find It

In connection with the proposed merger, FirstEnergy Corp. and GPU, Inc. will file a joint proxy statement / prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by FirstEnergy and GPU with the SEC at the

SEC's Web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, once available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of FirstEnergy's filings may be obtained by directing a request to FirstEnergy Corp., Investor Services, 76 S. Main St., Akron, Ohio 44308-1890, Telephone: 1-800-736-3402. Free copies of GPU filings may be obtained by directing a request to GPU, Inc., 310 Madison Avenue, Morristown, New Jersey 07962, Telephone: 1-973-401-8204.

FirstEnergy, its directors, certain executive officers, and certain other employees (Thomas M. Welsh, manager of Communications, and Kurt E. Turosky, manager of Investor Relations) may be deemed under the rules of the SEC to be "participants in the solicitation" of proxies from the security holders of FirstEnergy in favor of the merger. FirstEnergy's directors, and executive officers beneficially own, in the aggregate, less than 1% of the outstanding shares of FirstEnergy common stock. Security holders of FirstEnergy may obtain additional information regarding the interests of the "participants in the solicitation" by reading the joint proxy statement/prospectus relating to the merger when it becomes available.

GPU, its directors (Theodore H. Black, Fred D. Hafer (Chairman; CEO and President), Thomas B. Hagen, John M. Pietruski, Robert Pokelwaldt, Catherine A. Rein, Bryan S. Townsend, Carlisle A.H. Trost, Kenneth L. Wolfe and Patricia K. Woolf), certain executive officers (Ira H. Jolles (Senior Vice President and General Counsel), Bruce L. Levy (Senior Vice President and CFO) and Carole B. Snyder (Executive Vice President Corporate Affairs)) and certain other employees (Jeff Dennard (Director of Corporate Communications), Joanne Barbieri (Manager of Investor Relations) and Ned Raynolds (Manager of Financial Communications)) may be deemed under rules of the SEC to be "participants in the solicitation" of proxies from the security holders of GPU in favor of the merger. GPU's directors, and executive officers beneficially own, in the aggregate, less than 1% of the outstanding shares of GPU common stock. Security holders of GPU may obtain additional information regarding the interests of "participants in the solicitation" by reading the joint proxy statement/prospectus relating to the merger when it becomes available.

Additional Information and Where to Find It

In connection with the proposed merger, FirstEnergy Corp. and GPU, Inc. will file a joint proxy statement / prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by FirstEnergy and GPU with the SEC at the

SEC's Web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, once available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of FirstEnergy's filings may be obtained by directing a request to FirstEnergy Corp., Investor Services, 76 S. Main St., Akron, Ohio 44308-1890, Telephone: 1-800-736-3402. Free copies of GPU filings may be obtained by directing a request to GPU, Inc., 310 Madison Avenue, Morristown, New Jersey 07962, Telephone: 1-973-401-8204.

FirstEnergy, its directors, certain executive officers, and certain other employees (Thomas M. Welsh, manager of Communications, and Kurt E. Turosky, manager of Investor Relations) may be deemed under the rules of the SEC to be "participants in the solicitation" of proxies from the security holders of FirstEnergy in favor of the merger. FirstEnergy's directors, and executive officers beneficially own, in the aggregate, less than 1% of the outstanding shares of FirstEnergy common stock. Security holders of FirstEnergy may obtain additional information regarding the interests of the "participants in the solicitation" by reading the joint proxy statement/prospectus relating to the merger when it becomes available.

GPU, its directors (Theodore H. Black, Fred D. Hafer (Chairman; CEO and President), Thomas B. Hagen, John M. Pietruski, Robert Pokelwaldt, Catherine A. Rein, Bryan S. Townsend, Carlisle A.H. Trost, Kenneth L. Wolfe and Patricia K. Woolf), certain executive officers (Ira H. Jolles (Senior Vice President and General Counsel), Bruce L. Levy (Senior Vice President and CFO) and Carole B. Snyder (Executive Vice President Corporate Affairs)) and certain other employees (Jeff Dennard (Director of Corporate Communications), Joanne Barbieri (Manager of Investor Relations) and Ned Raynolds (Manager of Financial Communications)) may be deemed under rules of the SEC to be "participants in the solicitation" of proxies from the security holders of GPU in favor of the merger. GPU's directors, and executive officers beneficially own, in the aggregate, less than 1% of the outstanding shares of GPU common stock. Security holders of GPU may obtain additional information regarding the interests of "participants in the solicitation" by reading the joint proxy statement/prospectus relating to the merger when it becomes available.